SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement | Lisbon | 13 April 2012

Moody’s rating

Moody’s announced today its review of the credit rating attributed to Portugal Telecom SGPS, S.A. (“PT”) and the ratings of its fully owned subsidiary PT International Finance B.V. (“PTIF”), downgrading the long-term rating from Ba1 to Ba2. The outlook remains negative.

For further information, please refer to the Moody’s press release attached hereto.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

Rating Action: Moody’s downgrades Portugal Telecom’s ratings to
Ba2; Negative Outlook

Global Credit Research - 13 Apr 2012

Madrid, April 13, 2012 — Moody’s Investors Service has today downgraded by one notch to Ba2 from Ba1 the ratings of Portugal Telecom SGPS, SA. The affected ratings are Portugal Telecom’s corporate family rating (CFR), the probability of default rating (PDR) and the senior unsecured long-term debt ratings, as well as the ratings of Portugal Telecom’s fully owned subsidiary, PT International Finance B.V. (“PTIF”). The outlook remains negative.

RATINGS RATIONALE

The rating downgrade was prompted by Moody’s concerns over the weakness in the telecom operator’s financial ratios and the expectation that Portugal Telecom is unlikely to meet the financial ratio guidance set for the previous rating level over the short to medium term. This guidance included the expectation of debt reduction and operating performance reflecting a positive trend towards adjusted Net Debt to EBITDA of 2.5x and adjusted RCF to Net Debt improving towards the high twenties.

Although Portugal Telecom will maintain its strong domestic market position in view of its enhanced networks, management strategy and business model, Moody’s believes that the required strengthening of the company’s financial ratios and improvement of its domestic and international operations will not be sufficient to offset the increasing business risk in Portugal. Portugal Telecom’s rating is now one notch above the rating of the Republic of Portugal (rated Ba3/negative).

Moody’s decision was also driven by Portugal Telecom’s challenges in reversing the negative trends mainly driven by regulation, competition and the macro economic crisis affecting its domestic business, including the wholesale, enterprise, but more importantly, the mobile personal segment, which experienced a revenue reduction of 11.2% in 2011, with customer revenues declining by 8.2%. Portugal Telecom faces substantial challenges in view of regulatory and competitive pressures, subdued consumer spending and the need to restructure its 23.2% owned Brazilian subsidiary Oi, which is also facing operating challenges, as underlined by the recent weak operating results. All of these difficult operating conditions will put further pressure on the company’s ability to strengthen its financial metrics.

Prior to today’s one-notch downgrade, Moody’s had already recognised that Portugal Telecom’s rating was weakly positioned in its previous rating category, with little margin for operating under-performance. The rating downgrade is therefore within Moody’s previously published guidance for companies that would normally be expected to have a rating close to that of the government of the country in which they are located. At the same time, the rating agency has determined that the Ba2 rating better reflects the business risk that Portugal Telecom faces despite its (i) resilient, albeit highly competitive, underlying business; (ii) leading market position; (iii) international diversification; (iii) management’s track record in executing the company’s strategy under adverse circumstances; (iv) high-quality infrastructure, which will support Portugal Telecom’s revenues in the future and help to partially mitigate the negative effects of the weak macro environment in Portugal; and (v) the company’s strong liquidity, with pre-funded cash needs until the end of 2013.

From a liquidity risk management perspective, Moody’s continues to monitor Portugal Telecom’s refinancing plans beyond 2013. The telecoms operator has no need to issue more debt in the near term and will only do so to take advantage of opportunities that may arise in the market. In Moody’s view, internal sources and availability under long-term committed lines of credit should enable Portugal Telecom to cover its debt maturities of approximately EUR1.6 billion over the next 18 months and other expected cash demands over this period. As of December 2011, Portugal Telecom’s cash in Portugal amounted to EUR4.1 billion. In addition, the company has EUR1 billion of undrawn committed commercial paper and syndicated standby facilities.

The negative outlook reflects the negative pressures on the Portuguese economy and its sovereign rating as well as Moody’s expectation that Portugal Telecom’s financial ratios will remain relatively constrained. In particular, the outlook reflects that the telecoms operator (i) has limited headroom to absorb any increased competitive and/or regulatory pressures in its domestic market, and (ii) faces substantial challenges to restructure its Brazilian subsidiary and place it on a sustainable growth path.

WHAT COULD MOVE THE RATING UP/DOWN

Moody’s would consider further downgrading Portugal Telecom’s ratings if the rating agency were to become concerned about the company’s liquidity and medium-term funding needs, and/or if the company’s performance were to deteriorate beyond current expectations. Specifically, a downgrade could occur, for example, if (i) Portugal Telecom fails to reduce debt and its credit metrics deteriorate, such that its adjusted net leverage trends towards 3.5x over the next couple of years with no expected improvement; or (ii) if adjusted RCF/Net Debt deteriorates towards 15%. Furthermore, Moody’s could consider downgrading Portugal Telecom’s ratings in the event of any further downgrade of Portugal’s sovereign ratings.

In line with the negative outlook, Moody’s does not expect upward pressure on Portugal Telecom’s ratings in the short to medium term. However, the outlook could be stabilised if Moody’s were to perceive a material improvement in the overall macroeconomic and market conditions in Portugal, including a reduction in pressure on revenues, supported by improving consumer trends and a more benign competitive environment. In addition, Moody’s would need to become comfortable with the company’s liquidity risk beyond 2013. Upward pressure could develop if, in addition to the conditions for a stable outlook, Portugal Telecom were to reduce debt and improve its credit metrics and overall operating performance on a sustainable basis, such that its adjusted net leverage trends comfortably towards 2.5x and below.

The methodologies used in these ratings were Global Telecommunications Industry published in December 2010, and Loss Given Default for Speculative-Grade Non-Financial Companies in the U.S., Canada and EMEA published in June 2009. Please see the Credit Policy page on www.moodys.com for a copy of these methodologies.

Domiciled in Lisbon, Portugal Telecom is the leading telecommunications operator in Portugal, servicing 4.7 million fixed lines, which includes one million ADSL retail connections. In addition, the operator had approximately 7.4 million mobile phone customers in Portugal as of December 2011. Furthermore, Portugal Telecom has operations in other countries, including Brazil, Cape Verde, East Timor, Angola, Macau, Sao Tome and Principe and Namibia. The company’s annual revenues amounted to EUR6.1 billion and reported EBITDA to EUR2.2 billion in 2011.

REGULATORY DISCLOSURES

For ratings issued on a program, series or category/class of debt, this announcement provides relevant regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody’s rating practices. For ratings issued on a support provider, this announcement provides relevant regulatory disclosures in relation to the rating action on the support provider and in relation to each particular rating action for securities that derive their credit ratings from the support provider’s credit rating. For provisional ratings, this announcement provides relevant regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

The ratings have been disclosed to the rated entities or their designated agent(s) and issued with no amendment resulting from that disclosure.

Information sources used to prepare each of the ratings are the following: parties involved in the ratings, public information, and confidential and proprietary Moody’s Investors Service information.

Moody’s considers the quality of information available on the rated entities, obligations or credits satisfactory for the purposes of issuing these ratings.

Moody’s adopts all necessary measures so that the information it uses in assigning the ratings is of sufficient quality and from sources Moody’s considers to be reliable including, when appropriate, independent third-party sources. However, Moody’s is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

Moody’s Investors Service may have provided Ancillary or Other Permissible Service(s) to the rated entities or their

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Please see the ratings disclosure page on www.moodys.com for information on (A) MCO’s major shareholders (above 5%) and for (B) further information regarding certain affiliations that may exist between directors of MCO and rated entities as well as (C) the names of entities that hold ratings from MIS that have also publicly reported to the SEC an ownership interest in MCO of more than 5%. A member of the board of directors of this rated entity may also be a member of the board of directors of a shareholder of Moody’s Corporation; however, Moody’s has not independently verified this matter.

Please see Moody’s Rating Symbols and Definitions on the Rating Process page on www.moodys.com for further information on the meaning of each rating category and the definition of default and recovery.

Please see ratings tab on the issuer/entity page on www.moodys.com for the last rating action and the rating history.

The date on which some ratings were first released goes back to a time before Moody’s ratings were fully digitized and accurate data may not be available. Consequently, Moody’s provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com for further information.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody’s legal entity that has issued the rating.

Carlos Winzer

Senior Vice President

Corporate Finance Group

Moody’s Investors Service Espana, S.A.

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Madrid 28002

Spain

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MD - Corporate Finance

Corporate Finance Group

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This credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be dangerous for retail investors to make any investment decision based on this credit rating. If in doubt you should contact your financial or other professional adviser.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.